UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934




                           Quest Resource Corporation
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                    748349107
                                 (CUSIP Number)


          Douglas L. Lamb, 701 East Main Street, Benedict, Kansas 66714
          -------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 August 1, 2001
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).

                                 SCHEDULE 13D
CUSIP No.  748349107                                              Page 2 of 3

------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               James H. VinZant

------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                        (A) ( )
                                                                        (B) (X)

------------------------------------------------------------------------------
3)  SEC USE ONLY


------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

                                   PF & OO
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E)[   ]


------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States

------------------------------------------------------------------------------
NUMBER OF               7)  SOLE VOTING POWER                     402,800
SHARES                  ------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER                   5,000
OWNED BY                ------------------------------------------------------
EACH                    9)  SOLE DISPOSITIVE POWER                402,800
REPORTING               ------------------------------------------------------
PERSON WITH             10)  SHARED DISPOSITIVE POWER             5,000

------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   407,800

------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                     ( )

------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     6.4%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      IN

Item 1.     Security and Issuer

This statement relates to common stock, par value $0.001 ("Common Stock"), of Quest Resource Corporation, a Nevada corporation, with principal executive offices at 701 East Main Street, Benedict, Kansas 66714 (the "Company").

Item 2.     Identity and Background

This statement is filed by James H. VinZant ("VinZant") who is a citizen of the United States. VinZant's business address is 1246 Armstrong Court, Derby, Kansas 67037, and his principal business consists of providing estate management and consulting services.

VinZant has not, during the last five (5) years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.     Source and Amount of Funds or Other Consideration

VinZant purchased the 266,450 of the shares set forth in this statement with his personal funds. VinZant has voting and investment power over the remaining 141,350 shares disclosed set forth in this statement as custodian, trustee or power of attorney for the following accounts:

      VinZant Brothers Investments
      VinZant Brothers Irrevocable Trust
      VinZant Grandchildren's Irrevocable Trust
      Kurt Q. VinZant Irrevocable Trust
      Alisa A. VinZant Irrevocable Trust
      Kyle B. VinZant Irrevocable Trust
      Alisa A. VinZant, POA
      Kyle B. VinZant UTMA
      Kyle B. VinZant Roth IRA

In his representative capacity over these entities VinZant directed the acquisition of these 141,350 shares as passive investments for such entities.

Item 4.     Purpose of Transaction

VinZant effected this transaction as a long term investment for himself and for others for whom he acts as a trustee, agent, custodian and power of attorney. No other motives, plans or proposals underlie this transaction.

Item 5.     Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.     Material to Be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 8, 2002


/s/ James H. VinZant
James H. VinZant